Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Viela Bio, Inc.:

We consent to the incorporation by reference in the registration statements Nos. 333‑234179 and 333-237383 on Form S-8, Nos. 333-233528, 333-234054, and 333-238678 on Form S-1, and No. 333-250012 on Form S-3 of Viela Bio, Inc. of our reports dated March 1, 2021, with respect to the consolidated balance sheets of Viela Bio, Inc. and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 10‑K of Viela Bio, Inc.

Baltimore, Maryland
March 1, 2021

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